55 Jewelers Park Drive
Neenah WI 54956
February 25, 2010
VIA EDGAR
Mr. Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance/Mail Stop 4561
100 F Street, NE
Washington DC 20549

RE:	Plexus Corp. Commission File No. 001-14423
Dear Mr. Krikorian:
     This letter responds to the comments made by Commission Staff in your letter dated January 29, 2010, addressed to Dean A. Foate, Plexus Corp.’s President and Chief Executive Officer, relating to Plexus’ Form 10-K for the fiscal year ended October 3, 2009. I am answering at Mr. Foate’s request. We previously discussed with your Staff that our response would be made no later than February 26, 2010.
     All responses are cross-referenced to the numbered comments in your letter in the order presented. In addition, we have included the text of the comments from your letter. In responding to your letter, we use the terms “we,” “our,” “Plexus,” or “the Company” to refer to Plexus Corp. generally, not specifically to any individuals in particular.
     On behalf of Plexus, and as requested in your letter, we acknowledge that:
•	Plexus is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes in disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Stephen Krikorian
February 25, 2010

•	Plexus may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for the Fiscal Year Ended October 3, 2009
Comment 1: Item 1. Business; Customers and Market Sectors Served, page 4
“We note your disclosure that Juniper Networks accounted for 20 percent of your net sales in both fiscal 2009 and 2008. We also note that you have not filed any agreements with this customer as exhibits to your Form 10-K. Please describe your contractual arrangements with Juniper Networks and provide us with your analysis as to whether you are substantially dependent upon any of your agreements with this customer. See Item 601 (b)(10)(ii)(B) of Regulation S-K.”
Response 1:
While the overall relationships with Juniper Networks, Inc. (“Juniper”) and other customers are important to the Company, the Company does not believe that it is “substantially dependent” on any contract or agreement with Juniper or any other customer within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K.
The Company has entered into contractual arrangements with Juniper similar to those with other customers and which are of the type that ordinarily accompanies our business. These contractual arrangements represent master terms and conditions of our services that apply to individual Juniper orders. They do not commit Juniper to work with or to continue to work with the Company nor do they obligate Juniper to any specific volume or pricing of purchases. Moreover, these terms can be amended in appropriate situations. Thus, until Juniper submits an order to Plexus, there is no guarantee of any revenue to Plexus.
Rather than depending upon any particular contract or contracts for revenue, we accept regular and periodic purchase orders from our customers, including Juniper; these individual purchase orders determine pricing, volume and delivery requirements for particular projects. For example, in fiscal 2009, there were thousands of individual purchase orders from Juniper. Thus, there is no single agreement or purchase order with Juniper (or any other customer) on which we are substantially dependent. Accordingly, we have not filed any agreements with our customers as exhibits to our Form 10-K.
Nonetheless, mindful of the Staff’s Comment 1, in connection with future filings, Plexus will continue its practice of considering whether there are any contracts upon which it is substantially dependent, and will file any such contracts as appropriate.

Mr. Stephen Krikorian
February 25, 2010

Comment 2: Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations; Results of Operations, page 26
“Tell us your consideration of providing a narrative discussion to quantify material changes in revenues and gross profit margins attributable to changes in price or changes in volume over the last three years. We refer you to 303(a)(3)(iii) of Regulation S-K.”
Response 2:
The Company considers the impact of volume and price on revenue and gross profit margins when preparing disclosures. Based on our analysis, the key factors that impact our revenue relate primarily to material changes in either our customers’ volume or our customers’ programs, such as commencements, terminations, delays, modifications or transitions. Pricing arrangements with our customers are built on a cost plus markup basis, so increases or decreases in our costs can also impact our revenue; however, in recent periods the net impact of price on revenue has not been material.
The considerations that we believe are important for our discussion of gross profit margin include customer mix, which along with changes in volume can have a substantial impact on periodic gross profits. Based on the Company’s cost plus markup pricing arrangements with our customers, changes in costs result in corresponding changes in price, which generally have an immaterial impact on gross margin. In our filings, we also disclose other significant cost factors that impact gross profit, including manufacturing efficiencies, changes in fixed manufacturing costs and/or new program costs.
The Company acknowledges the Staff’s concern regarding this subject matter and, therefore, we will continue to assess the materiality of changes in prices relative to disclosures about both revenue and gross profit margins in our future filings.
Comment 3: Item 7A. Quantitative and Qualitative Disclosures about Market Risk; Foreign Currency Risk, page 35
“We note your disclosure that your international operations create potential foreign exchange risk. However, it does not appear that you have provided quantitative information about this market risk under one of the three alternatives provided by Item 305 of Regulation S-K. Please tell us how you considered providing one of the three alternatives under Item 305(a) of Regulation S-K showing the effect of foreign currency exchange risk.”

Mr. Stephen Krikorian
February 25, 2010

Response 3:
In preparing Item 7A. Quantitative and Qualitative Disclosures about Market Risk in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the 2009 Form 10-K, the Company considered the requirements of Item 305 of Regulation S-K. As it does with each filing, the Company evaluated the overall currency exposures for both the actual impact of foreign currency movement as well as a theoretical sensitivity analysis of a 10% change in the value of the U.S. dollar. Evaluation of foreign currency exchange risk for the 2009 Form 10-K showed that for fiscal 2009 96% of revenues and 89% of costs were denominated in the U.S. dollar. Based on this fact and the Company’s sensitivity testing and analysis of actual currency movement, we concluded that foreign currency exchange risk did not have a material effect on the Company’s financial position, results of operations or cash flows for the periods under review.
The Company acknowledges the Staff’s concern regarding this subject matter and, therefore, we will continue to assesses the materiality of currency exposure and elaborate on the results of our analysis in our future disclosures as required by Item 305 of Regulation S-K, as appropriate.
Comment 4: Item 9A. Controls and Procedures, page 36
“We note from your disclosures in the section entitled “Limitations on the Effectiveness of Controls” that controls and procedures can provide only reasonable assurance regarding management’s control objectives. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective at the reasonable assurance level. We refer you to Item 307 of Regulation S-K.”
Response 4:
Our chief executive officer and chief financial officer confirm that Plexus’ disclosure controls and procedures were effective at the reasonable assurance level for the period covered by our 2009 Form 10-K, which we believe we conveyed in the 2009 Form 10-K. However, we included clarifying language in our recent Form 10-Q for the first quarter of fiscal 2010, and will continue to include such clarifying language in future filings.
Comment 5: Consolidated Financial Statements; Note 13. Reportable Segments, Geographic Information and Major Customers, page 67

Mr. Stephen Krikorian
February 25, 2010

“We note from your disclosures on pages 4 and 5 that you evaluate financial performance and allocate resources based on a geographic basis even though your current business development focus is based on the market sectors you serve including wireline/networking, wireless infrastructure, medical, industrial/commercial and defense/security/aerospace. Clarify how you have evaluated FASB ASC 280-10-50-1 through 50-9 when determining that these market sectors do not represent separate operating segments. Describe what information is reviewed by your chief operating decision maker with respect to these market sectors.”
Response 5:
The Company has reviewed its operating segments and believes that its current reporting is appropriate and in compliance with FASB ASC 280-10-50-1 through 50-9. The Company’s Chief Operating Decision Maker (“CODM”) does not review market sector financial information beyond the revenue line nor is there discrete financial information available within the Company at the sector level. The financial information contained in the materials reviewed by the CODM is accumulated by geographic regions; therefore, decisions regarding allocation of resources and performance assessments are not made based on market sectors but rather on a geographic basis.
The industry end-market segments that we discuss are customer-focused and primarily represent how we position and market our enterprise; our array of services for customers in each of these end markets is essentially the same and we do not dedicate operational equipment, personnel, facilities or other resources to particular end-markets, nor do we internally track our costs and resources on this basis. However, the CODM and senior management do regularly review financial data, allocate resources and assess performance based on our current regional segment reporting.
Comment 6: Exhibit 99.1
“We note your response to prior comment No. 1 of our letter dated March 6, 2008. Please clarify why you did not provide a computation of the non-GAAP tax rate excluding unusual charges, to the extent it has been adjusted from your GAAP effective tax rate.”
Response 6:
We had not considered this number to be one that required further computational information for reasonable understanding or context. However, the Company will comply with this request and include disclosure in future filings to communicate the calculation from our GAAP effective tax rate to any non-GAAP tax rates presented.

Mr. Stephen Krikorian
February 25, 2010

* * *
     We trust that you will find this letter responsive to your comments. Please feel free to contact me at (920) 751-5487, Angelo M. Ninivaggi, Plexus’ General Counsel, at (920) 751-3524, or Kenneth V. Hallett of Quarles & Brady LLP, our outside counsel, at (414) 277-5345, if you have any questions or need further information.

Very truly yours, PLEXUS CORP.
By:	/s/ Ginger M. Jones
Ginger M. Jones
Vice President and Chief Financial Officer

cc:	Dean A. Foate Angelo M. Ninivaggi Kenneth V. Hallett Bernadette Trucco